UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

TAIYO ELEC Kabushiki Kaisha

(Name of Subject Company)

TAIYO ELEC Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sammy Corporation

SEGA SAMMY HOLDINGS INC.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Eriko Sato

President and Representative Director

TAIYO ELEC Co., Ltd.

125 Miyori-cho, Nishi-ku

Nagoya, 452-0839

Japan

+81-5-2502-9222

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Koichi Hashimoto General Manager Business Strategy Department President’s Office Sammy Corporation Sun Shine 60 29F 3-1-1 Higashi-Ikebukuro, Toshima-ku Tokyo 170-6029, Japan +81-3-5950-3864	Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit I-1: Press release of SEGA SAMMY HOLDINGS INC., Sammy Corporation and TAIYO ELEC Co., Ltd. entitled “Notice Concerning the Conversion of TAIYO ELEC Co., Ltd. into a Wholly Owned Subsidiary of Sammy Corporation, a Wholly Owned Subsidiary of SEGA SAMMY HOLDINGS INC.,” dated May 13, 2011

Exhibit I-2: Press release of SEGA SAMMY HOLDINGS INC. and Sammy Corporation entitled “Notice Concerning the Disposal of Treasury Stock by Third-Party Allocation to a Subsidiary (Holding of Shares in a Parent Company by a Subsidiary Pursuant to Article 800 of the Companies Act of Japan),” dated May 13, 2011

Exhibit I-3: Securities Registration Statement of SEGA SAMMY HOLDINGS INC., dated May 13, 2011

Item 2. Informational Legends

Included in Exhibits I-1, I-2 and I-3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Extraordinary Report of TAIYO ELEC Co., Ltd., dated May 13, 2011.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on May 16, 2011.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keishi Nakayama
(Signature)

Keishi Nakayama
President of the Board and Chief Operating Officer
Sammy Corporation
(Name and Title)

May 16, 2011
(Date)

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